SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                              PLD Telekom Inc.
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                              (Name of Issuer)

                        Common Stock $.01 par value
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                      (Title of Class and Securities)

                                 69340T 10
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                   (CUSIP Number of Class of Securities)

                          Arthur M. Siskind, Esq.
                       c/o News America Incorporated
                        The News Corporation Limited
                        1211 Avenue of the Americas
                          New York, New York 10036
                               (212) 852-7000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                            Alan G. Straus, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-2037

                               March 22, 1999
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                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), 240.13d- 1(f) or
240.13d-1(g), check the following:      ( )

Note.     Schedule filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.
240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

-------------------------

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The News Corporation Limited
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)      (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         South Australia, Australia
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,223,081
          OWNED BY            ------------------------------------------------
            EACH
          REPORTING           (8)   SHARED VOTING POWER
           PERSON                     -0-
            WITH              ------------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER
                                       18,223,081
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                      -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,223,081
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      43.71%
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(14) TYPE OF REPORTING PERSON

      CO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         News America Incorporated
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)       (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,223,081
          OWNED BY            ------------------------------------------------
            EACH              (8)   SHARED VOTING POWER
          REPORTING                   -0-
           PERSON             ------------------------------------------------
            WITH              (9)   SOLE DISPOSITIVE POWER
                                       18,223,081
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        18,223,081
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        43.71%
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(14) TYPE OF REPORTING PERSON

        CO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         News PLD LLC
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS
         N/A
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)       (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   14,631,780
          OWNED BY            ------------------------------------------------
            EACH              (8)   SHARED VOTING POWER
          REPORTING                   -0-
           PERSON             ------------------------------------------------
            WITH              (9)   SOLE DISPOSITIVE POWER
                                       14,631,780
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,631,780
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        38.41%
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(14) TYPE OF REPORTING PERSON

        OO
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CUSIP No. 69340T 10

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   (1) NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         K. Rupert Murdoch
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   (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
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   (3) SEC USE ONLY

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   (4) SOURCE OF FUNDS

         WC
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   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)      (  )

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   (6) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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      NUMBER OF SHARES        (7)  SOLE VOTING POWER
        BENEFICIALLY                   18,223,081
          OWNED BY            ------------------------------------------------
            EACH              (8)   SHARED VOTING POWER
          REPORTING                   -0-
           PERSON             ------------------------------------------------
            WITH              (9)   SOLE DISPOSITIVE POWER
                                       18,223,081
                              ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       -0-
------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,223,081
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (   )

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      43.71%
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(14) TYPE OF REPORTING PERSON

      IN
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                      AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 to Schedule 13D relates to common stock, $.01 par value per share (the "Common Stock"), of PLD Telekom Inc., a Delaware corporation (the "Company"), and supplements the information set forth in the Schedule 13D filed jointly on behalf of The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), News America Incorporated, a Delaware corporation ("News America"), News PLD LLC, a Delaware limited liability company ("News PLD LLC"), and K. Rupert Murdoch (collectively, the "Reporting Persons") on August 14, 1998.

      On November 30, 1998 (but effective September 30, 1998), the Company and News America entered into a revolving credit agreement (the "Revolving Credit Agreement") under which News America agreed to advance up to $8.1 million to the Company. On March 22, 1999, News America agreed to increase the amount it would advance to $9.1 million. Each advance under the Revolving Credit Agreement bears interest at an annual rate of 20% and is repayable on June 30, 1999. Advances are evidenced by notes which are convertible at News America's option into shares of Common Stock of the Company at conversion rates determined as of the date of issue of the applicable note (the "PLD Notes"). In addition, in the event that News America guarantees obligations of the Company, a PLD Note is issued reflecting the Company's reimbursement obligation should such guarantee be called. In the event a guarantee is called, the Company will owe interest on its reimbursement obligation at the annual rate of 20% calculated from the date News America makes payment under its guarantee, and the PLD Note issued in respect of such guarantee will become convertible into shares of Common Stock at a conversion rate determined as of the date of issue. News America can cease making advances at any time and for any reason. Currently, however, the full amount available under the Revolving Credit Agreement has been advanced or applied in respect of News America's guarantees. Of the $9.1 million notes issued, PLD Notes aggregating $3.1 million have been issued in respect of guarantees. PLD Notes issued in respect of advances are currently convertible at New America's option into an aggregate of 3,591,301 shares of Common Stock of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used by the Reporting Persons to acquire the PLD Notes were provided from working capital.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the PLD Notes for investment purposes and currently intend to continue to hold them for such purposes. Such Reporting Persons from time to time may review the merits of their investment in the Company and evaluate their options with respect thereto. Subject to such review and evaluation, any or all of such Reporting Persons may determine to acquire additional shares of Common Stock (or securities convertible into Common Stock) through open market purchases or privately negotiated transactions, may determine to sell shares of Common Stock (or securities convertible into Common Stock) and/or may pursue any other options with respect to their investment in the Company.

      Notwithstanding anything to the contrary contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

Item 5. Interest in Securities of the Issuer.

      News PLD LLC beneficially owns 14,631,780 shares of Common Stock as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, representing approximately 38.41% of the outstanding Common Stock. Each of News Corporation, News America, and Mr. Murdoch, as persons who may be deemed to control News PLD LLC, may be deemed to beneficially own the shares owned by News PLD LLC. In addition, each of News Corporation, News America and Mr. Murdoch may be deemed to beneficially own 3,591,301 shares of Common Stock into which the PLD Notes are currently convertible, representing approximately 8.7% of the Common Stock assuming conversion of the PLD Notes. Each of the Reporting Persons has sole voting or dispositive power with respect to the shares of Common Stock which they beneficially hold. None of the Reporting Persons share voting and dispositive power with respect to any shares of Common Stock which they beneficially hold.

      Except for the transactions described in this Amendment No. 1 to
Schedule 13D, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Introduction to this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

         Document                                                Exhibit No.
         --------                                                -----------

Revolving Credit Agreement, dated as of September 30, 1998,           1
between PLD Telekom Inc. and News America Incorporated, including the form of promissory note issuable thereunder
(Incorporated by reference to Exhibit 4.36 of PLD Telekom
Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 0-20444)).

Schedule of Promissory Notes issued under the Revolving               2
Credit Agreement, dated as of September 30, 1998, between PLD Telekom Inc. and News America Incorporated
(Incorporated by reference to Exhibit 4.37 of PLD Telekom
Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 0-20444)).

Agreement of Joint Filing, dated April 12, 1999, by                   3
and among The News Corporation Limited, News America
Incorporated, News PLD LLC and K. Rupert Murdoch.




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                                    THE NEWS CORPORATION LIMITED


Dated:  April 12, 1999              By:/s/ Arthur M. Siskind
                                       _______________________________
                                       Name:  ARTHUR M. SISKIND
                                       Title: DIRECTOR




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS AMERICA INCORPORATED


Dated:  April 12, 1999              By:/s/ Arthur M. Siskind
                                       ________________________________
                                       Name:  ARTHUR M. SISKIND
                                       Title: DIRECTOR




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS PLD LLC


Dated: April 12, 1999               By:/s/ Lawrence Jacobs
                                       ________________________________
                                       Name:  LAWRENCE JACOBS
                                       Title: VICE PRESIDENT




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



Dated: April 12, 1999               /s/ K. Rupert Murdoch
                                    ___________________________
                                    K. RUPERT MURDOCH